Exhibit 99.2

Gorilla Technology Group Inc. and Subsidiaries

Condensed Interim Consolidated Financial Statements for the three months ended March 31, 2026 and 2025 (Unaudited)

Condensed Interim Consolidated Balance Sheets

(Expressed in United States dollars)

	As of
	March 31, 2026	December 31, 2025
Items	(Unaudited)	(Audited)
Assets
Current assets
Cash and cash equivalents	$98,399,450	$99,532,115
Financial assets at fair value through profit or loss ("FVTPL”)	501,000	501,000
Restricted deposits	4,620,189	5,298,442
Accounts receivable, net	40,471,143	54,141,591
Other receivables, net	435,494	390,619
Contract assets	49,644,995	57,853,030
Prepayments	15,031,472	15,781,284
Other current assets	974,563	549,085
Total current assets	210,078,306	234,047,166

Non-current assets
Property and equipment	15,305,432	15,749,411
Right-of-use assets	1,672,104	1,091,526
Intangible assets	2,343,650	2,432,278
Deferred tax assets, net	17,134,831	11,938,173
Prepayments	178,066	204,020
Financial assets at FVTPL	4,000,000	4,000,000
Financial assets at fair value through other comprehensive income	481,946	-
Other non-current assets	2,720,896	2,420,960
Total non-current assets	43,836,925	37,836,368
Total assets	$253,915,231	$271,883,534

(Continued)

Condensed Interim Consolidated Balance Sheets

(Expressed in United States dollars)

	As of
	March 31, 2026	December 31, 2025
Items	(Unaudited)	(Audited)
Liabilities and Equity
Liabilities
Current liabilities
Short-term borrowings	$9,219,663	$9,427,501
Long-term borrowings, current portion	927,833	963,878
Accounts and other payables	46,823,841	46,042,759
Lease liabilities	583,305	451,368
Stock warrant liabilities	287,482	241,006
Contract liabilities	1,705,489	1,305,644
Provisions	57,348	124,441
Income tax liabilities	12,565,942	11,588,564
Other current liabilities	122,604	134,279
Total current liabilities	72,293,507	70,279,440
Non-current liabilities
Long-term borrowings	3,095,323	3,404,363
Lease liabilities	1,384,607	873,114
Provisions	44,039	89,006
Deferred tax liabilities	1,415,469	652,782
Other non-current liabilities	277,029	504,990
Total non-current liabilities	6,216,467	5,524,255
Total liabilities	78,509,974	75,803,695
Equity
Share capital	26,455	26,356
Capital surplus	380,012,714	359,074,487
Accumulated deficit	(196,474,384)	(159,515,327)
Foreign currency translation reserve	(2,874,181)	(1,400,403)
Treasury shares at cost	(5,285,347)	(2,105,274)
Equity attributable to owners of the parent	175,405,257	196,079,839
Total equity	175,405,257	196,079,839
Total liabilities and equity	$253,915,231	$271,883,534

Condensed Interim Consolidated Statements of Comprehensive Income (Loss)

(Expressed in United States dollars)

	Three Months Ended March 31,
	2026	2025
Items	(Unaudited)
Revenues, net	$28,230,022	$18,258,999
Cost of revenues	(22,277,478)	(11,850,617)
Gross profit	5,952,544	6,408,382
Operating expenses:
Selling and marketing expenses	(278,170)	(330,647)
General and administrative expenses	(26,847,496)	(3,458,299)
Research and development expenses	(1,015,031)	(570,240)
Foreign currency exchange losses, net	(18,934,405)	(4,418,096)
Fair value measurement of financial instruments, net	(46,476)	(1,838,049)
Other gains, net	109,943	37,864
Total operating expenses	(47,011,635)	(10,577,467)
Operating loss	(41,059,091)	(4,169,085)
Non-operating income and expenses:
Interest income	822,671	562,792
Finance costs	(123,613)	(154,992)
Total non-operating income	699,058	407,800
Loss before income tax	(40,360,033)	(3,761,285)
Income tax (expense) benefit	3,400,976	(797,022)
Loss	(36,959,057)	(4,558,307)
Other comprehensive loss
Components of other comprehensive loss that may not be reclassified to profit or loss
Remeasurement of defined benefit plans	-	-
Components of other comprehensive loss that may be reclassified to profit or loss
Exchange differences on translation of foreign operations	(1,473,778)	(1,586,388)
Other comprehensive loss, net of tax	(1,473,778)	(1,586,388)
Total comprehensive loss	$(38,432,835)	$(6,144,695)

Loss per share
Basic	$(1.42)	$(0.23)
Diluted	$(1.42)	$(0.23)
Weighted average number of shares used in computing loss per share
Basic	26,032,079	19,497,913
Diluted	26,032,079	19,497,913

Condensed Interim Consolidated Statements of Changes in Equity (Unaudited)

(Expressed in United States dollars)

	Equity attributable to owners of the parent
		Capital Surplus
	Ordinary Share Capital	Additional Paid-in Capital	Employee Share Options	Restricted Share Units (“RSU”)	Accumulated Deficit	Foreign Currency Translation Reserve	Treasury Shares	Total
Balance at January 1, 2026	$26,356	$355,370,757	$189,721	$3,514,009	$(159,515,327)	$(1,400,403)	$(2,105,274)	$196,079,839
Loss	-	-	-	-	(36,959,057)	-	-	(36,959,057)
Other comprehensive loss	-	-	-	-	-	(1,473,778)	-	(1,473,778)
Total comprehensive loss	-	-	-	-	(36,959,057)	(1,473,778)	-	(38,432,835)
Share issued against:
Exercise of employee stock options	2	38,628	(11,135)	-	-	-	-	27,495
Restricted share units	97	1,600,043	-	(1,600,140)	-	-	-	-
Share-based compensation expenses	-	-	-	20,910,831	-	-	-	20,910,831
Acquisition of treasury stock	-	-	-	-	-	-	(3,180,073)	(3,180,073)
Balance at March 31, 2026	$26,455	$357,009,428	$178,586	$22,824,700	$(196,474,384)	$(2,874,181)	$(5,285,347)	$175,405,257

	Equity attributable to owners of the parent
		Capital Surplus
	Ordinary Share Capital	Additional Paid-in Capital	Employee Share Options	RSU	Accumulated Deficit	Foreign Currency Translation Reserve	Treasury Shares	Total
Balance at January 1, 2025	$19,443	$253,786,028	$764,333	$34,906	$(148,238,729)	$(55,500)	$(33,206,628)	$73,103,853
Loss	-	-	-	-	(4,558,307)	-	-	(4,558,307)
Other comprehensive loss	-	-	-	-	-	(1,586,388)	-	(1,586,388)
Total comprehensive loss	-	-	-	-	(4,558,307)	(1,586,388)	-	(6,144,695)
Share issued against:
Share-based payment for services	15	271,035	-	-	-	-	-	271,050
Exercise of stock warrants	1,949	32,378,377	-	-	-	-	-	32,380,326
Share-based compensation expenses	-	-	-	216	-	-	-	216
Balance at March 31, 2025	$21,407	$286,435,440	$764,333	$35,122	$(152,797,036)	$(1,641,888)	$(33,206,628)	$99,610,750

Condensed Interim Consolidated Statements of Cash Flows

(Expressed in United States dollars)

	Three Months Ended March 31,
	2026	2025
	(Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES
Loss before tax	$(40,360,033)	$(3,761,285)
Adjustments to reconcile loss to net cash from (used in) operating activities:
Expected credit losses	373,097	6,110
Depreciation expenses	298,132	153,083
Amortization expenses	95,089	154,387
Share-based payment expenses	-	271,050
Share-based compensation expenses	20,910,831	216
Interest expense	123,613	154,992
Interest income	(822,671)	(562,792)
Unrealized foreign currency exchange losses, net	20,144,245	4,624,595
Write-back of accounts and other payables	(40,832)	-
Fair value measurement of financial instruments, net	46,476	1,838,049
Changes in working capital
Changes in working capital assets
Contract assets	-	(18,224,234)
Accounts receivable, net	-	988,290
Accounts receivable and contract assets	4,216,569	-
Prepayments	491,061	6,743,194
Other receivables	(29,831)	-
Other assets	(1,084,141)	15,707
Changes in working capital liabilities		-
Contract liabilities	386,225	(4,750)
Accounts and other payables	1,571,361	(3,450,936)
Provisions	(108,308)	38,251
Other liabilities	(224,167)	(56,910)
Cash flows from (used in) operations	5,986,716	(11,072,983)
Interest received	796,501	610,494
Interest paid	(122,618)	(184,878)
Income tax paid	(19,424)	(12,499)
Net cash from (used in) operating activities	6,641,175	(10,659,866)
CASH FLOWS FROM INVESTING ACTIVITIES
Investment in financial assets at FVTPL	-	(1,500,000)
Investment in Compulsorily convertible debentures	(486,164)	-
Acquisition of property and equipment	(48,527)	(237,893)
Acquisition of intangible assets	(6,661)	(54,230)
Proceeds from restricted deposits	5,983	2,699,420
Decrease in guarantee deposits	-	40,942
Net cash (used in) from investing activities	(535,369)	948,239
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from short-term borrowings	-	8,002,807
Repayments of short-term borrowings	-	(10,270,816)
Repayments of long-term borrowings	(253,442)	(500,531)
Principal payment of lease liabilities	(128,484)	(95,268)
Acquisition of treasury stock	(3,180,073)	-
Proceeds from exercise of stock options	27,495	-
Proceeds from exercise of stock warrants	-	11,499,731
Net cash (used in) from financing activities	(3,534,504)	8,635,923
Effect of foreign exchange rate changes on cash and cash equivalents	(3,703,967)	190,312
Net decrease in cash and cash equivalents	(1,132,665)	(885,392)
Cash and cash equivalents at beginning of the period	99,532,115	21,699,202
Cash and cash equivalents at end of the period	$98,399,450	$20,813,810